UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

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REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 or 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

DATED NOVEMBER 15, 2002

MILLEA HOLDINGS, INC.
(Translation of Registrant's name into English)
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Otemachi First Square, 1-5-1 Otemachi, Chiyoda-ku
Tokyo 100-0004, Japan
(Address of principal executive offices)
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Indicate by check mark whether the Registrant files or will file annual reports under cover Form 20-F or Form 40-F:

FORM 20-F [X	]	FORM 40-F [ ]

Indicate by check mark whether the Registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

YES [ ]	NO [X]

(English translation)

November 15, 2002

Millea Holdings, Inc. President: Kunio Ishihara TSE code number: 8766

Subject: Revised forecast of business results under Japanese GAAP for the six months ended September 30, 2002

Millea Holdings, Inc. (the “Company”) hereby announces that it has revised the previous forecasts for its subsidiaries The Tokio Marine and Fire Insurance Company, Limited (Tokio Marine) and The Nichido Fire and Marine Insurance Company, Limited (Nichido Fire) for the six months ended September 30, 2002 (from April 1, 2002 to September 30, 2002) as follows.

1.     Revised forecast of non-consolidated business results of Tokio Marine, a wholly owned subsidiary of the Company, for the six months ended September 30, 2002

(Unit: Billion yen, %)

	Net premiums written	Ordinary profit	Net income
Previous forecast (A) (*1)	690	98	60
Revised forecast (B)	713	120	78.5
Difference (B)-(A)	23	22	18.5
Rate of increase/(decrease)	3.3%	22.4%	30.8%

(*1)     Announced on August 2, 2002.

2.     Revised forecast of non-consolidated business results of Nichido Fire, a wholly owned subsidiary of the Company, for the six months ended September 30, 2002

(Unit: Billion yen, %)

	Net premiums written	Ordinary profit	Net income
Previous forecast (A) (*2)	196	8	4
Revised forecast (B)	190	16	10
Difference (B)-(A)	(6)	8	6
Rate of increase/(decrease)	(3.1%)	100.0%	150.0%

(*2)     Announced on May 20, 2002.

3.     Principal reasons for the revisions

The revisions are principally due to the fact that the amounts of losses on natural disasters and losses on impaired assets for the six months ended September 30, 2002 were less than initially expected for both Tokio Marine and Nichido Fire.

4.     Forecast of business results for the fiscal year ending March 31, 2003

We intend to announce our forecast of the non-consolidated business results of Tokio Marine and Nichido Fire for the fiscal year ending March 31, 2003 when we announce the actual non-consolidated business results of those companies for the six months ended September 30, 2002.

For further information, please contact:

Masayuki Ito
General Manager and Group Leader
Corporate Planning Dept.
Millea Holdings, Inc.
Phone: 03-6212-3341

Satoshi Tsujigado
Group Leader
Corporate Finance Dept.
Millea Holdings, Inc.
Phone: 03-6212-3343

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: November 15, 2002	KABUSHIKI KAISHA MILLEA HOLDINGS (Millea Holdings, Inc.) By: /s/ Tetsuya Unno General Manager of Corporate Legal and Risk Management Department